PRESS RELEASE
                      For Immediate Release



 CAPITAL ENVIRONMENTAL ANNOUNCES DEFINITIVE AGREEMENT TO ACQUIRE
                FLORIDA RECYCLING SERVICES, INC.


BURLINGTON, ON (November 24, 2003) - Capital Environmental Resource Inc. (Nasdaq: CERI) today announced that it, and its wholly owned subsidiary, Waste Services, Inc., have entered into a definitive agreement to acquire all of the issued shares of Florida Recycling Services, Inc. ("FRS") for a purchase price of approximately $128 million in cash and the issuance of approximately 3,250,000 common shares.

FRS's operations are based in Central Florida, primarily servicing Orlando, Daytona, Fort Myers and Tampa areas. Its annual revenue for the year ended December 31, 2002, was approximately $85 million. FRS's operations consist of 8 collection companies servicing approximately 20,000 commercial and 320,000 residential customers, with approximately 342 vehicles. It also operates 2 transfer/processing facilities and has a third facility under development.

When FRS is combined with Capital's existing Florida operations, and the assets to be acquired from Allied Waste Industries, Inc., Capital's Florida operations will consist of 13 collection companies, 4 landfills, 6 transfer/processing facilities and 4 recycling facilities with approximately 665 vehicles, servicing approximately 35,000 commercial and 550,000 residential customers.

  "The FRS acquisition, which complements the assets we are acquiring from Allied, will greatly enhance our presence in additional areas in Central Florida. Additionally, FRS's collection and transfer capabilities in the greater Orlando area will allow for significant internalization of waste volume into our Omni landfill, which is expected to open in January 2004," said David Sutherland-Yoest, Capital's Chairman and Chief Executive Officer.

Completion of the acquisition, which is expected to occur  on  or
before   January  31,  2004,  is  subject  to  certain  customary
conditions.


For information contact:
Greg Fairbanks
Executive  Vice  President  -  Strategic  Planning  and  Investor
Relations
480-281-1823




                        *    *    *    *

         Safe Harbor for Forward-Looking Statements

Certain matters discussed in this press release are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements describe the company's future plans, objectives and goals. These forward-looking statements involve risks and uncertainties which could cause actual results to differ materially from the plans, objectives and goals set forth in this press release. Factors which could materially affect such forward-looking statements can be found in Capital's periodic reports filed with the Securities and Exchange Commission, including risk factors detailed in Capital's Form 20-F for the year ended December 31, 2002. Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements.

The forward-looking statements made in this press release are only made as of the date hereof and Capital undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

Capital Environmental Resource Inc. is a regional integrated solid waste services company that provides collection, transfer, disposal and recycling services in Canada and the United States.
The Company's web site is www.capitalenvironmental.com